                                               Filed Pursuant to Rules 424(b)(3)
                                               and 424(c) of Regulation C

                                               Registration No. 333-50701



                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                     REOFFER PROSPECTUS DATED APRIL 22, 1998

         This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Janice Stewart Grady (the "Selling Shareholder"), Senior Vice President/Human Resources of VIB Corp (the "Company") and Valley Independent Bank (the "Bank"), a wholly-owned subsidiary of the Company, of 3,398 shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

         The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on June 17, 1999 and was $9.75 per share.

         On September 10, 1998, a Supplement to Reoffer Prospectus covering the resale by Jack Brittain, Jr., Executive Vice President and Chief Credit Officer of the Bank, of 8,976 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Mr. Brittain in connection with the Plan, was filed with the Securities and Exchange Commission (the "SEC"). The 8,976 shares of Common Stock were sold through Sutro & Co., Incorporated, a licensed broker ("Sutro"), on the Nasdaq National Market System at market in multiple transactions on or about the following dates: September 15, October 20, and December 20, 1998. The Company did not receive any of the proceeds from the sales.

         On June 12, 1998, a Supplement to Reoffer Prospectus covering the resale by Dennis L. Kern, President and Chief Executive Officer of the Bank, of 5,000 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Mr. Kern in connection with the Plan, was filed with the SEC. The 5,000 shares of Common Stock were sold through Sutro on the Nasdaq National Market System at market on or about June 18, 1998. The Company did not receive any of the proceeds from the sale.

         On May 20, 1998, a Supplement to Reoffer Prospectus covering the resale by Harry G. Gooding, III, Executive Vice President and Chief Financial Officer of the Bank, of 7,252 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Mr. Gooding in connection with the Plan, was filed with the SEC. The 7,252 shares of Common Stock were sold through Sutro on the Nasdaq National Market System at market on or about May 22, 1998. The Company did not receive any of the proceeds from the sale.

                              PLAN OF DISTRIBUTION

         The Company has been notified that 3,398 shares of the Common Stock will be sold through Sutro. The 3,398 shares of Common Stock will be sold on the Nasdaq National Market System at market on or about June 21, 1999. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder. Other than as disclosed herein, there are no other material terms concerning the proposed sale.


                 The date of this Supplement is June 18, 1999.